ISSUED ON BEHALF OF REED ELSEVIER PLC

2 February 2015

TOTAL VOTING RIGHTS

As at 2 February 2015, Reed Elsevier PLC’s capital consists of 1,205,574,639 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 72,467,685 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,133,106,954 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FCA’s Disclosure and Transparency Rules.